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                 	SECURITIES AND EXCHANGE COMMISSION
                      	Washington, DC 20549

                         	FORM 12b-25

                 	Notification of Late Filing



                                      	Commission File Number   1-12722
                                                                -------

(Check one)

[X] Form 10-K and Form 10-KSB		[] Form 11-K
[]  Form 20-F		[] Form 10-Q and Form 10-QSB		[] Form N-SAR


	For period ended    March 31, 1997
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[] Transition Report on Form 10-K and Form 10-KSB
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q and Form 10-QSB
[] Transition Report on Form N-SAR


	For the transition period ended
                                ---------------------------------------------




	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                 	PART I
                         	REGISTRANT INFORMATION


	Full name of registrant   Good Ideas Enterprises, Inc.
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	Former name if applicable  N/A
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	Address of principal executive office
  (Street and Number)                     	4517 N.W. 31st Avenue
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	City, State and Zip Code   Fort Lauderdale, Florida  33309
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                                  PART II
                         	RULE 12b-25(b) AND (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            	PART III
                           	NARRATIVE

	State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Filing of the subject report was delayed because all of the financial and accounting records of the registrant were transferred from the registrant's parent's (i.e., Substance Abuse
Technologies, Inc.)

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former corporate headquarters in Rancho Cucamonga, California to Fort
Lauderdale, Florida, a new Chief Financial and Accounting Officer was appointed and an entirely new accounting staff was engaged. Often records as to past transactions, especially insofar as they related to the management prior to April 1996, took a longer time to locate than would have been desired. As a result assembling data and responding to questions of the registrant's independent auditors were delayed because the new personnel had to experience a learning curve with respect to the registrant's past history. The situation was complicated also by the resulting switch from the California to Florida offices of the registrant's independent auditors, thereby adding to the unfamiliarity with the prior history of the registrant. However, at this time registrant is relatively confident that it can file the Form 10-K within the 15-day time period provided by Rule 12b-25.

                             	PART IV
                        	OTHER INFORMATION

	(1)	Name and telephone number of person to contact in
regard to this notification.

    Robert Muccini         (954)                  739-9600
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       (Name)           (Area Code)             (Telephone Number)

	(2)	Have all other periodic reports required under Section
13 or 15(d) or the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     									[X] Yes	  []  No

	(3)	Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     									[X] Yes	  []  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Good Ideas Enterprises, Inc.
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         (Name of Registrant as Specified in Charter)

	Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   July 1, 1997			      		By     /s/ Robert Muccini
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	                                		 	Robert Muccini
                           						    Chief Financial Officer